Contact

www.linkedin.com/in/corbinreeves
(LinkedIn)

Top Skills

Game Design
Unity3D
Team Leadership

Corbin Reeves

Game Designer | Lecturer
Plymouth

Summary

Corbin Reeves is a Game Designer and has worked as a contract
designer, narrative designer, and systems designer. He is currently
attending the Academy of Art University, San Francisco, getting
a Masters of Fine Arts in Game Design. He is presently working
at Azure Ravens Entertainment as a Game Designer and Eastern
Michigan Unversity as a Game Design Lecturer. He currently Co-
organizes the Ann Arbor chapter of the IGDA (International Game
Developers Association), where he focuses on connecting the
Michigan game development community and supporting Michigan
game development jobs. He is always looking for new and exciting
projects to work on and opportunities to grow his skill set.

Experience

Azure Ravens Entertainment LLC
Founder and Game Designer
February 2018 - Present (4 years 5 months)
Ann Arbor, Michigan

A small studio publishing Indie games and taking on contract work. One full-
time Designer/developer and a well-established network of Freelancers to
assist on larger products. Freelancers are sourced through IGDA.

Kettering University
Adjunct
January 2022 - Present (6 months)
Flint, Michigan, United States

I currently teach the Introduction to Game Design course for the Computer
Science program. While at Kettering I am working to better connect Kettering
to the developing Midwest game development community to provide more
opportunities for students focused on game development.

Eastern Michigan University
Lecturer
September 2019 - Present (2 years 10 months)

I am the primary lecturer for Eastern Michigan Universities' gaming side of the Simulation, Animation, and Gaming program. I have redesigned the following courses, Intro to game design, Unity 1, and Unity 2. I have also designed and pitch the following courses for university consideration, Advanced Design, Level Design, Unreal Engine, Virtual Production, and the business of gaming.

Plymouth Family YMCA
Site Director and Camp Director
August 2013 - January 2020 (6 years 6 months)
Plymouth, Michigan

As Coordinator and Camp Director I practice team oriented management and execute goal oriented action plans to implement changes to better the program for all of our children. As coordinator I am responsible for the maintenance of the accounts and enrollment in our program. This role is heavily focused in nonprofit management.

Eagles Development Association
Founder and President
October 2017 - April 2019 (1 year 7 months)
Ypsilanti, Michigan

We are a group of Game Designers, Programmers, Artists, Animators, and writers at Eastern Michigan University. Our goal is to elevate students to a level of industry readiness through; portfolio development, internship placement, small group projects, and guest lectures by Industry professionals.

Forged Chaos LLC
Game Designer
November 2018 - March 2019 (5 months)

I worked on the title Trials of Ascension: Exiles as a Game designer. My focus was on the redesign of systems, updating the game to enhance the experience, increase player retention, advanced AI behaviors, and nonlinear story development.

Avalon Games, LLC
Narrative Designer
April 2018 - August 2018 (5 months)

While at Avalon games I worked on the title Sovereign Story as a narrative designer. My focus was on the initial main quest design with a heavy focus on a branching narrative that impacts the overall story and surrounding interactions. The project is being developed in Unreal Engine and we utilized narrative design tools such as twine and articy draft.

Sporcle, Inc.
Entertainment Specialist and Host
January 2017 - October 2017 (10 months)
Canton, Michigan

I work as a host running shows and driving up revenue for bars while providing entertainment, music,and trivia games to those attending the bar. While hosting shows I engage in active marketing of specials and drinks. My job also entails social media based marketing strategies to drive up attendance at the bar and my shows.

Education

Academy of Art University
MFA Game Development, Game Design · (January 2019 - April 2023)

Eastern Michigan University
Psychology of Business | Game Design and Promotion · (2016 - 2019)

Washtenaw Community College
Associate's degree, Criminal Justice/Law Enforcement Administration · (2013 - 2015)